Exhibit 12

Statement Setting Forth Ratio of Earnings to Fixed Charges (1)

Dollars in millions	Six Months Ended June 30, 2013	Fiscal 2012	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008
Earnings before income taxes	$341	$450	$311	$390	$384	$369
Add:
Fixed Charges (see “B” below)	102	203	145	123	115	127
Amortization of capitalized interest (2)	—	—	1	—	—	—
Distributed income of equity investees	5	14	—	—	—	—
Less:
Interest Capitalized (2)	—	(1)	(1)	(5)	(3)	(2)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(11)	(15)	(14)	(16)	(27)	(20)

Adjusted Earnings (A)	$437	$651	$442	$492	$469	$474

Fixed charges

Interest on long-term debt	$89	$177	$101	$109	$98	$96
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness liability	7	13	37	7	10	24
Estimated interest components of rentals	6	13	7	7	7	7

Total fixed charges (B)	$102	$203	$145	$123	$115	$127

Ratio of earnings to fixed charges (A)/(B)	4.28	3.21	3.05	4.00	4.08	3.73

(1)	Our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated above is the same as our ratio of earnings to fixed charges set forth above because we had no shares of preferred stock outstanding during the periods indicated and currently have no shares of preferred stock outstanding.
(2)	Includes interest capitalized and related amortization for our nonregulated segments.